Dated: Sept   ,2001

                          CAPITAL CASH MANAGEMENT TRUST

                                   Rule 18f-3
                               Multiple Class Plan


              Capital Cash Management Trust and Capital Cash U.S. Government Securities Trust (the "Portfolios"), each a portfolio of Capital Cash Management Trust (the "Trust"), have elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act") in offering multiple classes of shares in each Portfolio with differing distribution arrangements, voting rights and expense allocations.

              Pursuant to Rule 18f-3, the Board of Trustees of the Trust has approved and adopted this written plan (the "Plan") specifying all of the differences among the classes of shares to be offered by the Trust. Prior to such offering, the Plan will be filed as an exhibit to the Trust's registration statement. The Plan sets forth the differences among the classes, including shareholder services, distribution arrangements, expense allocations, and conversion or exchange options.


I.       Attributes of Share Classes

         This section discusses the attributes of the various classes of shares. Each share of a Portfolio represents an equal pro rata interest in the Portfolio and has identical voting rights, powers, qualifications, terms and conditions and, in proportion to each share's net asset value, liquidation rights and preferences. Each class differs in that: (a) each class has a different class designation; (b) only the Service Share Class (as described below) is subject to distribution fees under a plan adopted pursuant to Rule 12b-1 under the 1940 Act (a "Rule 12b-1 Plan"); (c) only the Service Share Class is subject to a shareholder services fee under a non-Rule 12b-1 shareholder services plan (a "Shareholder Services Plan"); (d) to the extent that one class alone is affected by a matter submitted to a vote of the shareholders, then only that class has voting power on the matter; (e) the expenses attributable to a specific class ("Class Expenses") are borne only by shares of that class on a pro-rata basis; and (f) the exchange privileges may vary among the classes. Class Expenses are limited to (i) transfer agency fees; (ii) preparation and mailing expenses for shareholder communications required by law, sent to current shareholders of a class; (iii) state Blue Sky registration fees; (iv) Securities and Exchange Commission ("SEC") registration fees; (v) trustees' fees; (vi) expenses incurred for periodic meetings of trustees or shareholders; and (vii) legal and accounting fees, other than fees for income tax return preparation or income tax advice.

         A.       Original Shares

                  Each Portfolio offers Original Shares, which are sold solely to (1) institutions, for their own account or for accounts for which they act in a fiduciary, agency, investment advisory or custodial capacity; (2) persons entitled to exchange into Original Shares under the exchange privileges of the Trust; (3)Trustees and officers of funds in the Aquilasm Group of Funds; (4) officers and employees of the Adviser, Administrator and Distributor (4) shareholders of record on November 1, 1999, the date on which the Trust first offered two classes of shares; and (5) members of entities, including membership organizations and associations of common interest which render assistance in servicing of shareholder accounts or in consulting or otherwise cooperating as to their members or others in their area of interest and which have entered into agreements with the Distributor under a Portfolio's Distribution Plan.


               1. Sales Loads. Original Shares will be sold without the imposition of any sales charges.

               2. Distribution and Service Fees. Original Shares will not be subject to any distribution charges pursuant to Rule 12b-1 or any charges applicable to an Shareholder Services Plan.

               3. Class Expenses. Class Expenses which are attributable to a particular class of shares are allocated to that particular class.

               4. Exchange Privileges. Original Shares may differ from Service Shares with respect to exchange privileges among the Portfolios. Original Shares of the Portfolios have no conversion features.

         B.       Service Shares

                  Each Portfolio offers Service Shares, which are offered to customers of banks and other financial institutions ("Service Organizations") that typically are compensated by service or distribution fees paid by the mutual funds offered to their customers rather than by transaction or other fees paid directly by such customers.

                    1. Sales Loads. Service Shares will be sold without the imposition of any sales charges.

                    2. Distribution and Service Fees. Service Shares are subject to a distribution fee and/or fee pursuant to a Shareholder Services Plan equal to 0.25 of 1% of the average daily net assets of Service Shares. The Trust, on behalf of each Portfolio, enters into agreements with and pays the distributor or the Service Organization for performing certain services, some of which could be construed as distribution assistance.

                    3. Class Expenses.  Class Expenses which are attributable to
                    a  particular   class  of  shares  are   allocated  to  that
                    particular class.

                    4. Exchange Privileges. Service Shares may differ from Original Shares with respect to exchange privileges among the Portfolios. Service Shares of the Portfolios have no conversion features.

         C.       Additional Classes

                  In the future, the Trust may offer additional classes of shares which differ from the classes discussed above. However, any additional classes of shares must be approved by the Board, and the Plan must be amended to describe those classes.


II.      Approval of Multiple Class Plan

            The Board of Trustees of the Trust, including a majority of the independent Trustees, must approve the Plan initially. In addition, the Board must approve any material changes to the classes and the Plan prior to their implementation. The Board must find that the Plan is in the best interests of each class individually and the Trust as a whole. In making its findings, the Board should focus on, among other things, the relationships among the classes and examine potential conflicts of interest among classes regarding the allocation of fees, services, waivers and reimbursements of expenses, and voting rights. Most significantly, the Board should evaluate the level of services provided to each class and the cost of those services to ensure that the services are appropriate and that the allocation of expenses is reasonable. In accordance with the foregoing provisions of this Section II, the Board of the Trust has approved and adopted this Plan as of the date written above.


III.     Calculation of Dividends

         Because of the differences in fees paid under a Rule 12b-1 Plan and Shareholder Services Plan and the special allocation of Class Expenses among the classes of shares of the Portfolios, the dividends payable to shareholders of a class will differ from the dividends payable to shareholders of the other class or classes of that Portfolio. Dividends paid to each class of shares in the Trust will, however, be declared and paid at the same time and, except for the differences in expenses listed above, will be determined in the same manner and paid in the same amounts per outstanding shares.


IV.      Expense Allocations

         The methodology and procedures for calculating the net asset value and dividends and distributions of the various classes of shares and the proper allocation of income and expenses among the various classes of shares are set forth in the Memorandum (together with exhibits) of Richard F. West, Treasurer, dated November 24, 1995, revised September 1, 1997 and entitled "Methodologies Used In Accounting For Multiple Class Shares."

Board approval: September   , 2001